UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41493

Lichen International Limited

15th Floor, Xingang Square

Hubin North Road, Siming District,

Xiamen City, Fujian Province

People’s Republic of China 361013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On October 30, 2025, the Board of Directors of Lichen International Limited approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on October 30, 2025. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Lichen International Limited 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lichen International Limited

Date: November 7, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

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